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March 13, 2013

Via Federal Express and EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aurizon Mines Ltd.

Schedule TO-T/A (amd. 13) filed March 5, 2013

Filed by Alamos Gold Inc.

SEC File No. 5-78974

Dear Ms. Chalk:

On behalf of our client, Alamos Gold Inc. (“Alamos”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of March 7, 2013 (the “Comment Letter”) to us with respect to Alamos’ Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) relating to Alamos’ tender offer (the “Alamos Offer”) for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (“Aurizon”).

On the date hereof, Alamos is filing Amendment No. 16 to the Schedule TO (“Amendment No. 16”) and Amendment No. 6 to its Registration Statement on Form F-10 (“Amendment No. 6”) relating to the registration of its common shares being offered under the Alamos Offer under Section 5 of the Securities Act of 1933, as amended, in each case, incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four copies of Amendment No. 16. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Alamos’ responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in the Alamos Offer and Circular dated January 14, 2013 filed as Exhibit (a)(1)(i) to the Schedule TO, as amended by the Notice of Extension and Variation dated February 19, 2013 (the “First Notice”) filed as Exhibit (a)(1)(xii) to Amendment No. 10 to the Schedule TO and the Notice of Extension and Variation dated March 6, 2013 (the “Second Notice”) filed as Exhibit (a)(1)(xv) to Amendment No. 14 to the Schedule TO (collectively, the “Circular”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Circular.

The following are Alamos’ responses to the Comment Letter:

Schedule TO-T/A

General

1.	We note that you have waived the Minimum Tender Condition which was originally set at 66 2/3% and that currently only 10.26% of Aurizon shares have been tendered in the offer. Much of the disclosure in the offer circular was premised on the fact that if the offer was consummated, you would control Aurizon and would take steps to acquire all remaining target shares. See for example, the disclosure under “If I decide not to tender, how will my Shares be affected?” on page VI of the Summary Term Sheet. We believe you explain how shareholders (both those who tender into your offer and those who do not) may be impacted by the waiver of the Minimum Tender Condition. For example, tendering Aurizon shareholders who receive Alamos shares in your offer may receive shares in an entity that owns only a minority stake in Alamos. Your ability to control or integrate operations of the two companies may disappear, depending on the level of tenders received. Please revise the circular to describe in further detail.

Response.

In response to the Staff’s comment, Alamos has revised the disclosure on the inside cover page and pages II, VI, VII, iv, v, 8, 24, 38, 39, 60 and 61 of the Circular.

2.	See our comment above. The pro forma financial statements provided are premised on a scenario whereby you would acquire all Aurizon shares through the offer and a subsequent second-step transaction after you obtain a control stake in the offer. However, with the waiver of the Minimum Tender Condition, this may not be the case. What consideration have you given to updating the pro formas to reflect a range of different outcomes in the offer? This would appear to be material information. If you disagree, tell us why in your response letter.

Response.

Alamos has considered the Staff’s comment regarding the inclusion of pro forma financial statements that reflect a range of different outcomes in the Alamos Offer. Alamos concurs with the Staff that its removal of the minimum tender condition (the “Minimum Tender Condition”) under the Alamos Offer does potentially provide for an outcome that is inconsistent with the transaction currently presented in the pro forma financial statements included in the Circular; however, Alamos believes that providing additional pro forma financial statements that present a range of possible outcomes is not reflective of the transaction that Alamos ultimately intends to consummate. As disclosed in the Circular, assuming all other conditions are satisfied, it is Alamos’ intention that, if it takes up and pays for Common Shares deposited under the Alamos Offer and if feasible in accordance with the terms of the Common Shares and applicable law, Alamos will enter into one or more transactions to enable it or one of its affiliates to acquire all of the Common Shares not acquired under the Alamos Offer. Alamos’ intention in this regard has not changed as a result of the removal of the Minimum Tender Condition. In addition, given the outstanding Alamos Offer as well as the terms of the proposed transaction between Aurizon and Hecla Mining Company (“Hecla”), the range of potential outcomes is too numerous and involves too many variables to provide pro forma financial statements for each possible scenario. Therefore, Alamos concluded that, although a range of different outcomes in the Alamos Offer is theoretically possible, the outcome set forth in the pro forma financial statements included in the Circular represents the most reasonably expected outcome of the Alamos Offer and the inclusion of additional pro forma scenarios would not result in more useful information for holders of the Common Shares (“Shareholders”).

3.	In the press release, you note that you “fully expect” to receive an additional 17.3% of Aurizon shares in the offer “in order to defeat the merger of Aurizon with Hecla as proposed by the Aurizon Board.” You describe the basis for your belief as “based on expressions of support from several large shareholders of Aurizon received following the Hecla proposal.” Provide more details about the nature of the “expressions” received, the form and from whom they were received and any conditions or reservations expressed. In addition, include cautionary language indicating that these are not binding agreements obligating the relevant shareholders to tender into your offer.

Response.

Alamos respectfully advises the Staff that it is confident that once Shareholders have had an opportunity to review the offer (the “Hecla Offer”) proposed by Aurizon and Hecla in detail, they will recognize that, despite the fact that the Hecla Offer appears to include consideration on a per Common Share basis higher than the Alamos Offer, the Hecla Offer is, in the aggregate, inferior to the Alamos Offer, and such Shareholders will elect to tender their Common Shares to the Alamos Offer.

A significant portion of the consideration that will be received by the Shareholders pursuant to the Hecla Offer will be common shares of Hecla (“Hecla Shares”). For several reasons, some of which are set forth in Alamos’s press releases dated March 4, 2013 and March 5, 2013 as well as in the “Recent Developments” section of the Second Notice, Alamos strongly believes that the combined entity resulting from the combination of Alamos and Aurizon (the “Alamos CombinedCo”) represents far better value than the combined entity (the “Hecla CombinedCo”), which would result from the Hecla Offer. Therefore, Alamos expects that the common shares of the Alamos CombinedCo will outperform the common shares of the Hecla CombinedCo (in each case pro forma the acquisition of Aurizon). Given that Hecla Shares comprise a significant portion of the C$4.75 per Common Share offered under the Hecla Offer, the anticipated performance of the Hecla Shares following the consummation of the Hecla Offer is a critical component of a proper valuation of the Hecla Offer.

In addition, on Monday, March 4, following the announcement of the Hecla Offer, Alamos’s Chief Executive Officer, John A. McCluskey, had telephone conversations with Shareholders holding in the aggregate approximately 17.3% of the Common Shares (the “Supportive Shareholders”). Each of the Supportive Shareholders informed Mr. McCluskey that it believed that the Alamos Offer was superior to the Hecla Offer and that it intended to tender its Common Shares to the Alamos Offer.

In response to the Staff’s comment, Alamos has disclosed in Amendment No. 16, Amendment No. 6 and in its press release dated March 12, 2013, a copy of which is incorporated by reference into Amendment No. 16, that the Supportive Shareholders are not subject to any binding agreements obligating them to tender their Common Shares to the Alamos Offer.

4.	See our last comment above. In your revised disclosure, indicate why these large shareholders apparently had not tendered into your offer as of the scheduled expiration date of March 5, 2013 at 5 pm, given that the alternate transaction with Hecla was announced the preceding day (March 4). If these large shareholders considered both transactions and favored yours and intend to tender into the offer, why hadn’t they done so by expiration?

Response.

Alamos respectfully submits to the Staff that it has no control as to when Shareholders may decide to tender into the Alamos Offer. However, Alamos believes that, in accordance with their fiduciary duties and in the interests of their securityholders, fund managers and large institutional investors, target shareholders typically delay tendering into an offer until shortly prior to the expiry time of a tender offer to tender their securities in order to preserve the option to tender their securities to other superior offers, if any. Prior to the expiry time of the Alamos Offer set forth in the First Notice (the “Prior Expiry Time”), Alamos announced that it would extend its bid to March 19, 2013 (the “New Expiry Time”). Alamos believes that several of the Shareholders who had decided to tender their Common Shares to the Alamos Offer subsequently decided to delay this commitment until closer to the New Expiry Time to preserve their ability to tender their Common Shares to a new competing offer. Alamos remains confident that the Supportive Shareholders will tender their Common Shares to the Alamos Offer; although, there can be no guarantee that they will do so.

In response to the Staff’s comment, Alamos has disclosed in Amendment No. 16 and Amendment No. 6 that the Supportive Shareholders had not tendered their Common Shares to the Offer as of the Prior Expiry Time.

*    *    *

On behalf of our client, Alamos Gold Inc., we hereby confirm to you that Alamos acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880- 6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Yours truly,

/s/ Mile T. Kurta

(Enclosure)

cc:	Matthew Howorth (Alamos Gold Inc.)

Kevin M. Morris

Andrew J. Beck

Adam S. Armstrong (Torys LLP)